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               Filed by Mattson Technology, Inc. (Commission File No. 000-24838)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                        Subject Company:  CFM Technologies, Inc.
                                                   Commission File No. 000-27498

Press Release

Mattson Merger of STEAG Semiconductor Equipment
Division and CFM Technologies, Inc. Passes Antitrust
Review

HSR Waiting Period Expires and German Federal Cartel Office Approves
Deal

FREMONT, Calif.--(BUSINESS WIRE)--Sept. 14, 2000-- Mattson Technology, Inc. (Nasdaq:MTSN - news) announced all governmental antitrust notification and
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approval requirements are now satisfied for the proposed business merger between
Mattson and the semiconductor equipment division of STEAG Electronic Systems AG, and the pending merger with CFM Technologies, Inc. (Nasdaq:CFMT - news). The
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waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976
has expired for both STEAG and CFM Technologies. Mattson also announced that STEAG received notification that the German Federal Cartel Office has approved the transactions.

The closing remains subject to approval by the stockholders of Mattson and CFM, and other customary closing conditions. Mattson plans to file with the SEC a Proxy Statement/Prospectus relating to the transactions within the next two weeks. The date for the Mattson and CFM stockholder meetings has not been set, and will depend upon the time required by any SEC review. A targeted close date of early January was previously announced. If approvals are obtained early, the parties plan to accelerate the close date. If closure cannot be accelerated due to tax and accounting issues, the parties have agreed to waive all other conditions, essentially fulfilling all terms of the deal except for the passage of time. This will significantly enhance the certainty of closing the transaction, meeting the expressed desire of all parties to complete this transaction as quickly as possible.

About Mattson Technology

Mattson Technology Inc., is a leading supplier of semiconductor process equipment for photoresist strip/etch, chemical vapor deposition, epitaxial and rapid thermal processing. The company's products combine advanced process technology on a high productivity platform, backed by industry-leading support. Since beginning operations in 1989, the company's core vision has been to help bring technology leadership and productivity gains to semiconductor manufacturers worldwide. Headquartered in Fremont, Calif., the company maintains sales and support centers throughout the United States, Europe, Asia/Pacific and Japan. For more
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information, please contact Mattson Technology Inc., 2800 Bayview Drive,
Fremont, CA 94538. Telephone: 800/MATTSON. Fax: 510/657-0165. Internet: www.mattson.com.
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This press release contains forward-looking statements regarding, among other matter, Mattson's future completion of the STEAG and CFM transactions. Forward looking statements address matters which are subject to a number of risks and uncertainties, including risks relating to satisfaction of conditions to the pending acquisitions and risks of integration of the combining businesses and other factors. Reference is made to the Mattson filings with the Securities and Exchange Commission for further discussion of risk and uncertainties regarding the Company's business.

Mattson Technology, Inc. (Mattson) and CFM Technologies, inc. (CFM) will be filing joint proxy statements / prospectuses and other relevant documents concerning the proposed business combination and merger with the U.S. Securities and Exchange Commission (the SEC). Investors are urged to read the proxy statement / prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information about the proposed merger. Investors should read the proxy statement / prospectus before making any voting or investment decisions. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov,
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and at the SEC public reference rooms in Washington D.C., New York, New York, and Chicago, Illinois. Please call the sec at 1-800-sec-0330 for more information on public reference rooms. In addition, documents filed with the SEC by Mattson may be obtained free of charge by contacting Peter Brown of Mattson at (800) mattson. Documents filed with the SEC by CFM may be obtained free of charge by contacting Jeff Randall of CFM at 215/280-8509.

Mattson and its directors and certain of its executive officers may be deemed, under sec rules, to be soliciting proxies from Mattson's and CFM's stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC on July 13, 2000, and available free of charge at the SEC website and public reference rooms, and from the Mattson contact named above.